Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(‘Randgold Resources’ or the ‘Company’)

TIMETABLE FOR PAYMENT OF DIVIDEND

Jersey, 5 February 2018 - Further to the announcement of Randgold Resources’ fourth quarter and year end results for the period ended 31 December 2017, which included a recommendation from the board of directors that an annual dividend of US$2.00 per share be paid subject to the approval of the Company’s shareholders at the Company’s annual general meeting on Tuesday 8 May 2018, Randgold Resources confirms the following:

If approved by the Company’s shareholders, the dividend will be payable in cash on Friday 18 May 2018. The record date for payment of the dividend will be Friday 23 March 2018. The ex-dividend date will be Thursday 22 March 2018.

Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the divided mandate form which is available on Randgold Resources’ website at www.randgoldresources.com and posting it back to the registrars with the instructions set out in the form.

The last date for shareholder currency elections and dividend mandates to be received by the Company will be Thursday 19 April 2018.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com